Exhibit 99.1

Fuwei Films Announces Receipt of

Non-Compliance Letter from NASDAQ

BEIJING, November 2, 2007 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL), China's leading manufacturer and distributor of high-quality BOPET plastic film, today announced that it received a NASDAQ Staff Deficiency Letter on October 30, 2007. The letter was a result of the resignation of each of Mr. Tongju Zhou and Mr. Mark Stulga from its Board of Directors, effective October 18, 2007. Mr. Stulga was a member of the Company's audit committee. As a result, the Company does not have enough independent directors on its audit committee to be in compliance with the Nasdaq Marketplace Rules. Accordingly, the Company does not meet the audit committee requirement for continued listing on The Nasdaq Stock Market under Marketplace Rules 4350(a)(5) (the "Rules").

The Nasdaq Stock Market has requested that the Company submit its specific plan and timetable to achieve compliance with the Rules on or before November 14, 2007, including but not limited to biographical information related to individuals, if any, being considered for appointment to the Board of Directors and the audit committee.

The Company plans to present its plan of compliance and request continued listing pending the completion of the plan. The Company's Governance and Nominating Committee has commenced the search and plans to fill the vacancies as soon as possible to regain its full compliance with the Rules.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission some of which are among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For further information, please contact:

In China:
Christina He
Investor Relations
Tel: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel: +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

Stacy Dimakakos
Media Relations
The Global Consulting Group
Tel: +1-646-284-9417
Email: sdimakakos@hfgcg.com